SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

__________________

Banco Santander MÉxico, S.A., InstituciÓn de Banca MÚlTiple, Grupo Financiero Santander México
(Name of Subject Company)

__________________

Banco Santander MÉxico, S.A., InstituciÓn de Banca MÚlTiple, Grupo Financiero Santander México
(Name of Person(s) Filing Statement)

__________________

Series B Shares, par value Ps.3.780782962

American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN of Class of Securities)

0596B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

__________________

Felipe Garcia Ascencio

Chief Executive Officer

 Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México, Mexico

+ (52) 55-5257-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Banco Santander México, S.A., Institución de Banca MúlTiple, Grupo Financiero Santander México

Table of contents

ITEM

1.	Press Release dated March 1, 2023 titled “Banco Santander México announces that its parent company, Banco Santander, S.A., issued a material fact announcement in connection with the tender offer”.

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THAT ITS PARENT COMPANY, BANCO SANTANDER, S.A., ISSUED A MATERIAL FACT ANNOUNCEMENT IN CONNECTION WITH THE TENDER OFFER

Mexico City, Mexico, March 01, 2023 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of the leading banking institutions in Mexico, announced to the investing public that Banco Santander, S.A. (“Banco Santander Spain”), majority shareholder of Grupo Financiero Santander México, S.A. de C.V., the controlling shareholder of the Company, issued a material fact announcement (hecho relevante or nota de prensa) in connection with the tender offer for the Series B and American Depositary Shares (ADSs) of Banco Santander México not already held by Banco Santander Spain, as attached hereto.

This material fact does not constitute an offer or a request for a securities issuance or acquisition offer, and no securities offer, request or sale shall be conducted in any State or jurisdiction in which such an offer, request or sale is illegal prior to its registration or qualification pursuant to such State’s or jurisdiction’s applicable law.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2022, Banco Santander México had total assets of Ps.1,844 billion under Mexican Banking GAAP and more than 21.3 million customers. Headquartered in Mexico City, the Company operates 1,345 branches and offices nationwide and has a total of 25,990 employees.

Investor Relations Contacts

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Banco Santander, S.A., in compliance with the Mexican and U.S. securities legislation, hereby communicates the following: MATERIAL INFORMATION

Banco Santander, S.A. (“Banco Santander”), following its announcement dated February 7, 2023, announces that the expiration date of the Tender Offers (as defined below) has been extended until April 10, 2023, as further described below.

On February 7, 2023, Banco Santander announced the commencement of concurrent cash tender offers in Mexico (the “Mexican Offer”) and the United States (the “U.S. Offer” and, together with the Mexican Offer, the “Tender Offers”) to acquire all of the issued and outstanding (i) Series B shares (the “Series B Shares”) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) and (ii) American Depositary Shares (each of which represents five Series B Shares) of Santander Mexico (the “ADSs” and jointly with the Series B Shares, the “Shares”), in each case other than any Series B Shares or ADSs owned, directly or indirectly, by Banco Santander, and which collectively amount to approximately 3.76% of Santander Mexico’s outstanding share capital. In addition, Banco Santander announced that following the Tender Offers, Banco Santander intends to (a) deregister the Series B Shares from the Mexican National Securities Registry of the Mexican National Banking and Securities Commission and delist such Series B Shares from the Mexican Stock Exchange, and (b) remove the ADSs from listing on the New York Stock Exchange and the Series B Shares and ADSs from registration with the U.S. Securities and Exchange Commission. The U.S. Offer is subject to the terms and conditions set forth in the U.S. Offer to Purchase filed with the SEC and the Mexican Offer is subject to the terms and conditions set forth in the informative memorandum (folleto informativo), in each case, as amended from time to time.
In connection with the foregoing, Banco Santander announces its decision to extend the expiration date of (i) the Mexican Offer until 2:00 p.m., Mexico City time, on April 10, 2023, and (ii) the U.S. Offer until 5:00 p.m., New York City time, on April 10, 2023; in each case, unless further extended or earlier terminated. Except for the foregoing, all the terms of the Tender Offers will remain unchanged.
The Tender Offers commenced on February 7, 2023. The U.S. Offer was previously scheduled to expire at 5:00 p.m., New York City time, on March 8, 2023 and the Mexican Offer was previously scheduled to expire at 2:00 p.m., Mexico City time, on March 8, 2023.
This extension gives holders of Shares additional time to complete and return the transmittal documentation and to give instructions to their brokers or other securities intermediaries to tender their Shares into the Tender Offers.

Casa de Bolsa Santander, S.A. de C.V., which is acting as intermediary (intermediario) in connection with the Series B Shares, and Citibank, N.A., which is acting as tender agent in the U.S. Offer, have advised us that, as of 5:00 p.m., New York City time, on February 28, 2023, approximately 143,720 Shares had been validly tendered and not properly withdrawn pursuant to the Tender Offers (representing approximately 0.056% of the outstanding Series B Shares, including Series B Shares represented by ADSs, that Banco Santander or its affiliates do not already own).

Consummation of the Offers is subject to certain conditions, including the absence of any material adverse change in the financial condition, results of operations or prospects of Santander Mexico.

Boadilla del Monte (Madrid), March 1, 2023

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, U.S. OFFER TO PURCHASE, THE TRANSACTION STATEMENT ON SCHEDULE 13E-3, SOLICITATION /RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE CNBV REGARDING THE TENDER OFFERS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFERS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS.
Such documents, and other documents filed by Banco Santander and Santander Mexico, may be obtained without charge at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx. The U.S. offer to purchase and related materials may also be obtained for free by contacting the information agent for the Tender Offers.
This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Banco Santander or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

Forward-Looking Statements

This communication contains forward-looking statements which reflect management’s current views and estimates regarding the abilities of the parties to complete the Tender Offers and the expected timing of completion of the Tender Offers, among other matters. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the parties and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the Tender Offers and related matters; prospective performance and opportunities; post-closing operations; the outlook for the business; filings and approvals relating to the Tender Offers; the expected timing of the completion of the Tender Offers; the ability to complete the Tender Offers considering the various conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements.

A number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from Banco Santander’s or Santander Mexico’s expectations. Risks and uncertainties include, among other things, risks related to the Tender Offers, including uncertainties as to the timing of the Tender Offer; the possibility of business disruptions due to transaction-related uncertainty; uncertainties as to the availability of certain statutory relief under the U.S. securities laws; how many of Santander Mexico shareholders will tender their shares in the Tender Offers; general economic or industry conditions of areas where Banco Santander or Santander Mexico have significant operations or investments (such as a worse economic environment, higher volatility in the capital markets, inflation or deflation, changes in demographics, consumer spending, investment or saving habits, and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy); exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); potential losses from early repayments on loan and investment portfolios, declines in value of collateral securing loan portfolios, and counterparty risk; political stability in Spain, the United Kingdom, other European countries, Latin America and the US; changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crises; the ability to integrate successfully acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and changes in access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings; and other risks and uncertainties discussed in (i) Santander Mexico’s filings with the SEC, including the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of Santander Mexico’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and (ii) Banco Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Banco Santander’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC. You can obtain copies of Banco Santander’s and Santander Mexico’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those set forth in the Tender Offer Statement on Schedule TO, the Transaction Statement on Schedule 13E-3, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents related to the Tender Offers filed with the SEC by Banco Santander and/or Santander Mexico from time to time. All forward-looking statements are based on information currently available and the parties assume no obligation and disclaim any intent to update any such forward-looking statements.

Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Our forward-looking statements speak only as at date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

5